UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: June 2022 (Report No. 2)

Commission file number: 001-38094

FORESIGHT AUTONOMOUS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Golda Meir

Ness Ziona 7403650 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

This Report of Foreign Private Issuer on Form 6-K consists of the Registrant’s press release issued on June 15, 2022, titled “Foresight and Tier One ZF Sign an Agreement for a Joint Proof of Concept,” which is attached hereto as Exhibit 99.1, and the Registrant’s corporate presentation, which was posted on its website on June 15, 2022, which is attached hereto as Exhibit 99.2.

The first two paragraphs and the section titled “Forward-Looking Statements” in the press release are incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-252334) and Form S-8 (Registration No. 333-229716 and 333-239474), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release issued by Foresight Autonomous Holdings Ltd. on June 15, 2022, titled “Foresight and Tier One ZF Sign an Agreement for a Joint Proof of Concept.”
99.2	Corporate Presentation of Foresight Autonomous Holdings Ltd., dated June 15, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Foresight Autonomous Holdings Ltd.
(Registrant)

Date: June 15, 2022	By:	/s/ Eli Yoresh
	Name:	Eli Yoresh
	Title:	Chief Financial Officer

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